Concordia International Announces Second Quarter 2016 Results

•	Second quarter 2016 revenue of $231.7 million, an increase of 1.4 per cent over the first quarter of 2016 and 208 per cent over the second quarter of 2015

•
Reported second quarter GAAP net loss of $570.5 million, GAAP earnings per share loss of $11.18, which was primarily due to an adjustment to the carrying values of Nilandron® and Plaquenil® by $567 million due to generic competition

•	Second quarter 2016 adjusted EBITDA[1] of $142.3 million and adjusted earnings per share of $1.38

•	Concordia’s International segment launched 13 new products since October 21, 2015; the Company remains on track to meet its target of 60 plus launches in the next three years

•	Revises 2016 guidance[2] to US$859 million to US$888 million of revenue and adjusted EBITDA[1] to US$510 million to US$540 million

OAKVILLE, ON – August 12, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced its financial and operational results for the three and six months ended June 30, 2016. All financial references are in U.S. dollars unless otherwise noted.

“Our international segment continues to perform well as the team executes and delivers on its business plan,” said Mark Thompson, Chairman and Chief Executive Officer of Concordia. “However, we have revised our 2016 guidance to reflect the impact of unexpected competition on several products in our North America segment, and current foreign currency exchange rates. Notwithstanding these revisions, we continue to maintain a strong free cash flow profile, our debt structure has no ongoing maintenance covenants and we are in compliance with all of our debt covenants. Furthermore, the business we have built reflects the value of having therapeutic and geographic diversity across our global platform. We remain committed to building a dynamic international specialty pharmaceutical company and driving long-term shareholder value.”
Second Quarter 2016 Highlights

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Reported Concordia International segment revenue of $151.5 million, compared to $139.9 million in the first quarter of 2016. There were no comparative second quarter 2015 results for Concordia’s International segment, which was acquired in the fourth quarter of 2015.

•	Reported Concordia North America segment revenue of $77.5 million compared to $72.4 million in the second quarter of 2015.

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Since October 21, 2015, the Company’s International segment has launched 13 products. These products include branded and generic therapies for the treatment of prostate cancer, pain, depression, and obesity.

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On June 30, 2016, Concordia announced that the U.S. Food and Drug Administration approved the Company's premarket approval application for its new Photofrin® Laser. The newly approved laser, which is designed for use with Photofrin® to treat esophageal cancer, Barrett's Esophagus and non-small cell lung cancer, has been re-engineered with technological advancements in laser design.

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Subsequent to quarter end, in July 2016, the United States Patent and Trademark Office granted Concordia’s subsidiary a patent for a lighting system used to perform in-vitro potency testing of Photofrin®. The Company believes that the patent strengthens the intellectual property profile of photodynamic therapy (PDT) with Photofrin®.

In connection with an ordinary course continuous disclosure review by the Ontario Securities Commission (the "OSC"), the Company has included additional disclosure with respect to its 2015 annual and first quarter 2016 results in its second quarter Management's Discussion & Analysis ("MD&A") to provide greater prominence to the Company's GAAP measures for those periods. The additional disclosure can be found on pages 15 to 17 of the MD&A. While this information was previously included in the Company's 2015 annual MD&A and first quarter 2016 MD&A, the Company and the OSC believe that, given the transactions entered into by the Company during those periods, the additional disclosure included in the second quarter 2016 MD&A is helpful in understanding the Company's GAAP measures over the periods indicated.
Management Changes and Suspension of Dividend
The Company announced today that Adrian de Saldanha, Concordia’s Chief Financial Officer, will be leaving the organization to pursue other opportunities. Mr. de Saldanha will be replaced by Concordia’s current Executive Vice President, Edward Borkowski. Mr. de Saldanha will remain with the Company during a transition period. The board of directors of the Company (the “Board”) wishes to thank Mr. de Saldanha for his contributions to Concordia’s growth.
As a result of his appointment as Chief Financial Officer, Mr. Borkowski will step down from his position on the Board.
Before joining Concordia, Mr. Borkowski was the CFO of Amerigen Pharmaceuticals, a privately held, generic pharmaceutical company focused on oral controlled release products. Previously, he was the CFO and Executive Vice President of Mylan N.V. During Mr. Borkowski's seven-year tenure at Mylan, from 2002 to 2009, he helped lead the company from a US$900 million revenue U.S.-based firm, to an international leader in generic and branded pharmaceuticals through a number of strategic acquisitions and internally focused development of new products.
Subsequent to quarter end, on August 11, 2016, Concordia’s Board unanimously agreed to suspend the $0.075 dividend per common share, payable quarterly. The Company believes the dividend payments can be better deployed towards long-term value-creating initiatives or debt repayment.
Financial Results

(in $000s, from continuing operations)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Revenue	$231,712	$75,198	$460,247	$109,311
Gross profit	$177,607	$68,966	$337,459	$99,250
Adjusted gross profit[1]	$178,476	$68,966	$356,971	$99,250
Operating income (loss)	($494,042)	$24,274	($434,124)	$34,079
Net income (loss), continuing operations	($570,384)	($3,252)	($575,185)	$534
Earnings (loss) per share, continuing operations – basic	($11.180)	($0.100)	($11.280)	$0.02
Earnings (loss) per share, continuing operations – diluted	($11.180)	($0.100)	($11.280)	$0.02
Adjusted earnings per share[1], continuing operations – diluted	$1.38	$1.11	$2.73	$1.69
EBITDA[1]	($454,285)	$31,387	($345,333)	$49,227
Adjusted EBITDA[1]	$142,344	$54,350	$283,192	$73,616
Cash and cash equivalents	$145,341	$137,250	$145,341	$137,250

Consolidated Operating Results

The Company’s consolidated operating results are generated by three operating segments: Concordia’s North America segment, International segment and Orphan Drugs segment.

Revenue for the three and six months ended June 30, 2016 increased by $156.5 million and $350.9 million, respectively, compared to the corresponding periods in 2015. The increases were primarily due to $151.5 million and $291.4 million of revenue for the quarter and year to date, respectively, from the Concordia International segment acquired on October 21, 2015 which was not included in the comparative period. The revenue increase was also due to additional revenue of $7.5 million and $64.3 million for the quarter and year to date, respectively, from the portfolio of products and authorized generic contracts (the “Covis Portfolio”) acquired from Covis Pharma S.a R.L. and Covis Injectables S.a R.L. (collectively, “Covis”) on April 21, 2015 which was only owned for a portion of the comparative quarter.

Gross profit for the three and six months ended June 30, 2016 increased by $108.6 million, and $238.2 million, respectively, compared to the corresponding periods in 2015. The increases were primarily due to the timing of the Concordia International segment and Covis Portfolio acquisitions during 2015 described above. Gross profit in 2016 was also impacted by a non-cash inventory fair value adjustment of $0.9 million and $19.5 million for the quarter and year to date, respectively, increasing the cost of sales due to an increase in the fair value of inventory associated with the acquisition of the Concordia International segment.

Adjusted gross profit for the three and six months ended June 30, 2016, which represents gross profit removing the impact of this non-cash fair value adjustment described above, increased by $109.5 million, and $257.7 million, respectively, compared to the corresponding periods in 2015.

The change in gross profit and adjusted gross profit as a percentage of revenue in the current quarter and year to date compared to the corresponding periods in 2015 reflects the impact of lower margins related to the Concordia International business segment, offset in part by higher margins associated with certain products included in the Concordia North America business segment.

Operating expenses for the three and six months ended June 30, 2016 increased by $627.0 million and $706.4 million, respectively, compared to the corresponding periods in 2015. Operating expenses were higher in both periods primarily due to the impairment of $567.1 million to the carrying value of Nilandron® and Plaquenil® resulting from increased generic competition.

Operating income for the three and six months ended June 30, 2016 decreased by $518.3 million and $468.2 million, respectively, compared to the corresponding period in 2015 due to the impairment of the carrying value mentioned above and increased operating expenses reflecting the increased size and scale of the Company’s business, partially offset by increased gross profit from the Concordia International segment and the Covis Portfolio.

The net loss from continuing operations for the three and six months ended June 30, 2016 was $570.4 million and $575.2 million, respectively, and earnings per share loss was $11.18 per share and $11.28 per share for the three and six months ended June 30, 2016. The net loss arises as a result of the impairment of $567.1 million recorded during the second quarter of 2016 and deducting certain other significant cash and non-cash expenses which include, but are not limited to, amortization expense, impairments, interest expense and deferred financing accretion expense.

EBITDA for the second quarter of 2016 was $485.7 million lower and $394.6 million lower year-to-date compared to the corresponding periods in 2015. This decrease in EBITDA was primarily due to the impairment recorded during the second quarter of 2016, offset by the timing of the Concordia International segment and Covis Portfolio acquisitions during 2015.

Adjusted EBITDA for the three and six months ended June 30, 2016 was $142.3 million and $283.2 million respectively, compared to $54.4 million and $73.6 million for the corresponding periods in 2015.

As at June 30, 2016, the Company had cash of $145.3 million and had up to $200 million available from an undrawn, secured revolving credit facility.

As at June 30, 2016 and August 12, 2016, the Company had 51,017,004 common shares issued and outstanding.

Guidance for 20162

The Company's full year 2016 financial guidance has been updated as of August 12, 2016, as described below. The Company's full year 2016 estimates are based on management's current expectations with respect to prescription trends, pricing levels, foreign currency rates, inventory levels, and the anticipated timing of future product launches and events.

Changes to financial guidance are primarily due to the following business factors:

1. Reduction in the GBP/USD foreign exchange rate
2. Introduction of generic competition for Nilandron® in July 2016

3. Competitive marketplace pressures with respect to two key products: Donnatal® and Plaquenil®

The following is a summary of significant assumptions underlying Concordia’s revised full year 2016 financial guidance:

•	Revenues of US$859 million to US$888 million

•	Adjusted EBITDA of US$510 million to US$540 million

•	Approximately 66 percent of revenues to be generated outside the U.S.

•	Target 2016 year-end Net Debt/EBITDA of 6.4x or below

•	Reduction in the GBP/USD foreign exchange rate to 1.31 assumed for the remainder of 2016 from July – December

Bridge to Revised 2016 Revenue and Adjusted EBITDA1 Guidance at Mid-Point

	Revenue	Adj. EBITDA
Previous	$1,020 to $1,060 million	$610 to $640 million
*Foreign Currency Adjustment	- $65 million	- $38 million
*Product Adjustment	- $101 million	- $62 million
Revised	$859 to $888 million	$510 to $540 million

*Adjustments are approximate

As previously announced, 2016 guidance assumes that the gross profit targets for the £144 million earn-out payment to the sellers of Concordia’s International segment will be fully met.
Conference Call Notification
The Company will hold a conference call on Friday, August 12, 2016, at 8:30 a.m. ET hosted by Mr. Mark Thompson, Chairman and Chief Executive Officer and other senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Friday, August 12, 2016
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	47384572
This call is being webcast and can be accessed by going to:
http://event.on24.com/r.htm?e=1222491&s=1&k=9E399029EFF2EB0AA57B0351DEA8DB6A
An archived replay of the webcast will be available by clicking the link above.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drug Division, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.
During the second quarter of 2016, the Company amended its definition of adjusted EBITDA and adjusted net income to adjust for costs associated with legal settlements (net of insurance recoveries, where applicable) and related legal costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no impact on previously issued Non-GAAP measures as these expenses did not exist in previous periods for the Company.
As used herein, adjusted earnings per share is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets, unrealized gains / losses related to foreign exchange, non-cash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.
EBITDA is defined as net income / (loss) adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring, and other related costs, initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries, where applicable) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, change in fair value of purchase consideration, impairment loss, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.

As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component.

The table below sets forth the reconciliation of net income (loss) to EBITDA and to adjusted EBITDA for the quarters and six months ended June 30, 2016 and 2015:

For the periods ended ($000’s)	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Net income (loss) from continuing operations	($570,384)	($3,252)	($575,185)	$534
Interest and accretion	$68,255	$18,862	$136,596	$27,340
Income tax (recovery) expense	($4,986)	$862	($6,599)	$1,361
Depreciation	$469	$30	$899	$72
Amortization of intangible assets	$52,361	$14,885	$98,956	$19,920
EBITDA from continuing operations	($454,285)	$31,387	($345,333)	$49,227
Fair value adjustment to acquired inventory	$869	-	$19,512	—
Acquisition related, restructuring and other	$7,860	$10,102	$11,408	$12,956
Share-based compensation	$8,889	$4,075	$17,246	$4,972
Change in fair value of purchase consideration	($1,138)	$984	$2,219	$1,617
Impairment	$567,076	-	$567,076	—
Foreign exchange gain	($390)	$127	($2,399)	($282)
Unrealized loss on foreign exchange forward contract	-	$7,675	—	$5,126
Legal settlements and related legal costs	$13,463	-	$13,463	—
Adjusted EBITDA from continuing operations	$142,344	$54,350	$283,192	$73,616

The table below sets forth the reconciliation of net income (loss) to adjusted net income and adjusted earnings per share for the quarters ended June 30, 2016 and June 30, 2015:

For the quarters ended ($000s, except for share and per share amounts)	June 30, 2016	June 30, 2015
Weighted average number of fully diluted shares	52,081,161	33,950,472
Net income (loss) from continuing operations	($570,384)	($3,252)
Adjustments:
Fair value adjustment to acquired inventory	$869	-
Share-based compensation	$8,889	$4,120
Exchange listing costs	-	$574
Acquisition related, restructuring and other	$7,860	$10,118
Depreciation	$469	$30
Amortization of intangible assets	$52,361	$14,885
Change in fair value of purchase consideration	($1,138)	$984
Impairment	$567,076	-
Foreign exchange losses (gain)	($390)	$7,802
Interest accretion	$7,845	$2,541
Legal settlement and related legal cost	$13,463	-
Tax adjustments[3]	($15,052)	($39)
Adjusted net income, continuing operations	$71,868	$37,763
Adjusted earnings per share, continuing operations	$1.38	$1.11

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”. The assumptions used by the Company in developing the future-oriented financial information include, but are not limited to, the assumptions described herein under the heading “Guidance for 2016”.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s financial performance (including the performance of its International segment), the ability of Concordia to execute and deliver of business plans, the ability to drive long-term shareholder value, Concordia’s ability to service its debt obligations and meet its earn-out obligations in 2016 and beyond, optimism about Concordia’s future (including its ability to continue to build a dynamic speciality pharmaceutical business), the ability of patents to strengthen the intellectual property profile of Concordia’s products, the guidance contained herein (including, without limitation, with respect to revenue, Net/Debt EBITDA and adjusted EBITDA ), interest rates, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, expected revenue from U.S. government payors, organic growth and the sources thereof, rate of organic revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic and therapeutic platform, product lines and/or sales channels, Concordia’s ability to expand globally, the number of product launches over the next three years, the intention to launch products, success of product launches, Concordia’s international pipeline of products, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows, Concordia’s debt structure (including its flexibility) and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain earn-out obligations of Concordia, the ability to use the Company’s expected cash flow to pay certain future obligations (including, without limitation, earn-out and debt obligations), success of product launches, concentration of Concordia’s business, including, without limitation, revenue from U.S. government reimbursement, cash on hand after satisfying obligations during 2016, the performance of Concordia’s products and segments, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the ability of Concordia’s products and/or business divisions to generate a stable revenue stream for the development of products and/or acquisition opportunities, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the deployment of cash towards long-term value creating initiatives or debt repayment, the expansion into new indications and new markets for Concordia’s existing and/or future products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, Concordia’s products being niche, hard-to-make products, the ability to obtain necessary approvals, the approval and development of Photofrin® as a new treatment for certain forms of cancer, the ability of Photofrin® to combat certain forms of cancer, enrollment of patients into clinical trials, the outcomes and success of clinical trials, the adoption of Photofrin® in certain geographic regions and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia’s business, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results (including in respect of the guidance described herein), the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia.  Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and adjusted earnings per share to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

2 On a constant currency basis, based on an exchange rate of 1.31 GBP/USD

3 The Company has included in tax adjustments: (i) the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations; and (ii) income taxes for the period resulting from non-recurring, non-cash items. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income. (“Tax on Adjusted Net Income”). Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com